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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 25)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             COLUMBIA ENERGY GROUP
                           (NAME OF SUBJECT COMPANY)

                             CEG ACQUISITION CORP.
                                 NISOURCE INC.
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   197648108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                STEPHEN P. ADIK
                        SENIOR EXECUTIVE VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND TREASURER
                                 NiSOURCE INC.
                              801 EAST 86TH AVENUE
                        MERRILLVILLE, INDIANA 46410-6272
                                 (219) 853-5200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

      PETER V. FAZIO, JR., ESQ.                   ALAN G. SCHWARTZ, ESQ.
        SCHIFF HARDIN & WAITE                   SIMPSON THACHER & BARTLETT
           6600 SEARS TOWER                        425 LEXINGTON AVENUE
       CHICAGO, ILLINOIS 60606                   NEW YORK, NEW YORK 10017
            (312) 258-5500                            (212) 455-2000

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
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
                 $6,290,645,798                                     $1,258,130
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

 * For purposes of calculating the filing fee only, based on the offer to purchase all outstanding shares of Common Stock of the Subject Company for $74 per share. The total number of shares of Common Stock reported as outstanding in the Subject Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 was 82,013,792, and the number of shares of Common Stock subject to stock options reported as outstanding in the Subject Company's Annual Report on Form 10-K for the year ended December 31, 1998 was 2,994,935.

** Pursuant to Rule 0-11(d), 1/50 of 1% of Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $1,165,338                  FILING PARTY:  NiSource Inc.
FORM OR REGISTRATION NO.:  Schedule 14D-1 (005-10049)  DATE FILED:    June 25, 1999

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     This Amendment No. 25 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission on June 25, 1999 by CEG Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Offeror to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at an amended purchase price of $74 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated October 18, 1999, and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(38) and (a)(39), respectively.

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Item 1 is hereby amended and supplemented as follows:

     Item 1(b) The information set forth in the Introduction to the Supplement is incorporated herein by reference.

     Item 1(c) The information set forth in Section 2 ("Price Range of Common Stock; Dividends") of the Supplement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented as follows:

     Items 2(a)-(d), (g) The information set forth in the Introduction, Section 4 ("Certain Information Concerning the Offeror and Parent") and Schedule I of the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is hereby amended and supplemented as follows:

     Item 3(b) The information set forth in Section 6 ("Background of the Offer; Past Contacts with the Company") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended and supplemented as follows:

     Items 4(a) and 4(b) The information set forth in Section 5 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is hereby amended and supplemented as follows:

     Items 5(a)-(e) The information set forth in the Introduction, Section 6 ("Background of the Offer; Past Contacts with the Company") and Section 7 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations") of the Supplement is incorporated herein by reference.

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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented as follows:

     Items 6(a) and 6(b) The information set forth in Section 3 ("Certain Information Concerning the Company") and Section 6 ("Background of the Offer; Past Contacts with the Company") of the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended and supplemented as follows:

     The information set forth in the Introduction, Section 3 ("Certain Information Concerning the Company"), Section 6 ("Background of the Offer; Past Contacts with the Company") and Section 7 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations") of the Supplement is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Item 9 is hereby amended and supplemented as follows:

     The information set forth in Section 4 ("Certain Information Concerning the Offeror and Parent") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10 is hereby amended and supplemented as follows:

     Items 10(b) and 10(c) The information set forth in the Introduction,
Section 7 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations") and Section 9 ("Certain Legal Matters; Required Regulatory Approvals") of the Supplement is incorporated herein by reference.

     Items 10(d) and 10(e) The information set forth in Section 9 ("Certain Legal Matters; Required Regulatory Approvals") of the Supplement is incorporated herein by reference.

     Item 10(f) The information set forth in the Supplement is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(37) Letter dated October 18, 1999 from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.

     (a)(38) Supplement to the Offer to Purchase, dated October 18, 1999.

     (a)(39) Letter of Transmittal.

     (a)(40) Letter dated October 18, 1999, from Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(41) Letter dated October 18, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

     (a)(42) Notice of Guaranteed Delivery.

     (a)(43) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(44) Press Release issued by Parent on October 17, 1999.

     (a)(45) Letter dated October 18, 1999 from Credit Suisse First Boston and Barclays Bank PLC to the directors of the Company.

     (b)(2) Amended and Restated Commitment Letter dated October 15, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.

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

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CEG ACQUISITION CORP.

                                          By: /s/ GARY L. NEALE
                                            ------------------------------------
                                            Name: Gary L. Neale
                                            Title: President

                                          NISOURCE INC.

                                          By: /s/ GARY L. NEALE
                                            ------------------------------------
                                            Name: Gary L. Neale
                                            Title: Chief Executive Officer

Date: October 18, 1999

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

                                 EXHIBIT INDEX

 EXHIBIT                            DESCRIPTION                           PAGE NO.
---------                           -----------                           --------
11(a)(1)    Offer to Purchase, dated June 25, 1999.*....................
11(a)(2)    Letter of Transmittal.*.....................................
11(a)(3)    Letter dated June 25, 1999, from Credit Suisse First Boston
            Corporation to brokers, dealers, commercial banks, trust
            companies and other nominees.*..............................
11(a)(4)    Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to
            their clients.*.............................................
11(a)(5)    Notice of Guaranteed Delivery.*.............................
11(a)(6)    Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.*.............................
11(a)(7)    Form of Summary Advertisement, dated June 25, 1999.*........
11(a)(8)    Press Release issued by Parent on June 24, 1999.*...........
11(a)(9)    Form of letter dated June 28, 1999 from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to investors of the Company.*...............................
11(a)(10)   Press Release issued by Parent on June 28, 1999.*...........
11(a)(11)   "NiSource/Columbia StraightTalk" communication to
            stockholders of the Company issued by Parent on July 2,
            1999.*......................................................
11(a)(12)   Form of letter dated July 2, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to directors of the Company.*...............................
11(a)(13)   Press Release issued by Parent on July 6, 1999.*............
11(a)(14)   Form of letter dated July 12, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to shareholders of Parent.*.................................
11(a)(15)   "NiSource/Columbia StraightTalk" communication to
            stockholders of the Company issued by Parent on July 14,
            1999.*......................................................
11(a)(16)   Press Release issued by Parent on July 14, 1999.*...........
11(a)(17)   Press Release issued by Parent on July 19, 1999.*...........
11(a)(18)   Press Release issued by Parent on July 20, 1999.*...........
11(a)(19)   Form of letter dated July 21, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to directors of the Company.*...............................
11(a)(20)   Form of letter dated July 26, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to stockholders of the Company.*............................
11(a)(21)   "NiSource/Columbia StraightTalk" communication to
            stockholders of the Company issued by Parent on July 26,
            1999.*......................................................
11(a)(22)   Information published by Parent on July 30, 1999, available via the Internet at http://www.yes2nisource.com.*...........
11(a)(23)   Press Release issued by Parent on July 30, 1999.*...........
11(a)(24)   Press Release issued by Parent on August 9, 1999.* .........
11(a)(25)   "NiSource/Columbia StraightTalk" communication to
            stockholders of the Company issued by Parent on August 13,
            1999.* .....................................................
11(a)(26)   Form of letter dated August 13, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to directors of the Company.* ..............................
11(a)(27)   Form of letter dated August 13, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to Oliver G. Richard III, Chairman, President and Chief
            Executive Officer of the Company.* .........................

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
 EXHIBIT                            DESCRIPTION                           PAGE NO.
---------                           -----------                           --------
11(a)(28)   Form of letter dated August 26, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to stockholders of the Company.* ...........................
11(a)(29)   Opinion/editorial articles by Gary L. Neale, Chairman,
            President and Chief Executive Officer of Parent, submitted to various newspapers on September 9, 1999.* ...............
11(a)(30)   Opinion/editorial articles by Gary L. Neale, Chairman,
            President and Chief Executive Officer of Parent, submitted to various newspapers on September 10, 1999.* ..............
11(a)(31)   Opinion/editorial article by Gary L. Neale, Chairman,
            President and Chief Executive Officer of Parent, submitted to The Appalachian News-Express on September 13, 1999.* ....
11(a)(32)   Opinion/editorial article by Gary L. Neale, Chairman,
            President and Chief Executive Officer of Parent, submitted to The Winchester Sun on September 14, 1999.* ..............
11(a)(33)   Form of Letter dated September 23, 1999, from Gary L. Neale,
            Chairman, President and Chief Executive Officer of Parent,
            to officers, directors and managers of Parent.*.............
11(a)(34)   "Energy News -- Oct. 1999" communication to customers of
            Northern Indiana Public Service Company first issued by
            Parent on October 1, 1999.*.................................
11(a)(35)   Materials made available by Parent at a meeting among
            officials of Parent, officials of the Kentucky Public
            Service Commission and members of the public on October 5,
            1999.*......................................................
11(a)(36)   Letter dated October 5, 1999 from Gary L. Neale, Chairman,
            President and Chief Executive Officer of Parent, to
            shareholders of the Company.*...............................
11(a)(37)   Letter dated October 18, 1999 from Gary L. Neale, Chairman,
            President and Chief Executive Officer of Parent, to
            shareholders of the Company. ...............................
11(a)(38)   Supplement to the Offer to Purchase, dated October 18,
            1999. ......................................................
11(a)(39)   Letter of Transmittal. .....................................
11(a)(40)   Letter dated October 18, 1999, from Credit Suisse First
            Boston Corporation to brokers, dealers, commercial banks,
            trust companies and other nominees. ........................
11(a)(41)   Letter dated October 18, 1999, to be sent by brokers,
            dealers, commercial banks, trust companies and other
            nominees to their clients...................................
11(a)(42)   Notice of Guaranteed Delivery. .............................
11(a)(43)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9. .............................
11(a)(44)   Press Release issued by Parent on October 17, 1999. ........
11(a)(45)   Letter dated October 18, 1999 from Credit Suisse First
            Boston and Barclays Bank PLC to the directors of the
            Company. ...................................................
11(b)(1)    Commitment Letter dated June 23, 1999 to Parent from Credit
            Suisse First Boston and Barclays Bank PLC.*.................
11(b)(2)    Amended and Restated Commitment Letter dated October 15,
            1999 to Parent from Credit Suisse First Boston and Barclays
            Bank PLC. ..................................................
11(g)(1)    Complaint in NiSource Inc. and CEG Acquisition Corp. vs.
            Columbia Energy Group et al., Delaware Chancery Court, New
            Castle County.*.............................................
11(g)(2)    Complaint in NiSource Inc. and CEG Acquisition Corp. vs.
            Columbia Energy Group et al., United States District Court,
            District of Delaware.*......................................

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
 EXHIBIT                            DESCRIPTION                           PAGE NO.
---------                           -----------                           --------
11(g)(3)    First Amended Complaint in NiSource Inc. and CEG Acquisition
            Corp. vs. Columbia Energy Group et al., United States
            District Court, District of Delaware.*......................
11(g)(4)    Complaint in NiSource Inc., NiSource Capital Markets Inc.
            and CEG Acquisition Corp. vs. Columbia Energy Group et al.,
            Delaware Chancery Court, New Castle County.*................

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* Previously filed.

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